UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2006.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ____________

Commission file number 1-4422

•	Full title of the plan and address of the plan, if different from that of issuer named below:

Western Industries – North, Inc.

Western Industries Retirement Savings Plan

•	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

ROLLINS, INC.

2170 PIEDMONT ROAD, N.E.

ATLANTA, GA 30324

Western Industries Retirement Savings Plan

Financial Statements
Years ended December 31, 2006 and 2005

Contents
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
AUDITED FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits	4
Statement of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6 – 13
SUPPLEMENTAL SCHEDULE	14
Schedule of Assets Held for Investment Purposes	14
Ex-23.1 Consent – Independent Registered Public Accounting Firm

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the

Western Industries Retirement Savings Plan

We audited the accompanying statements of net assets available for benefits of Western Industries Retirement Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

July 5, 2007	Certified Public Accountants

Western Industries Retirement Savings Plan

Statements Of Net Assets Available For Benefits
December 31, 2006 and 2005

ASSETS	2006	2005
Investments:
Cash	$5,680	$90,616
Pooled separate accounts	24,438,530	23,001,049
Mutual funds	1,131,640	1,559,168
Guaranteed interest account, at fair value	21,033,486	21,258,008
Rollins, Inc. Common Stock	257,935	-
Participant loans	1,425,828	1,270,443
Total Investments	48,293,099	47,179,284
Receivables:
Employer	800,455	867,563
Other	77,411	188
Total Receivables	877,866	867,751
Total Assets	49,170,965	48,047,035
LIABILITIES
EXCESS CONTRIBUTIONS	10,856	45,818
OTHER LIABILITIES	65	-
Total Liabilities	10,921	45,818
NET ASSETS AVAILABLE FOR
BENEFITS AT FAIR VALUE	49,160,044	48,001,217
ADJUSTMENT FROM FAIR VALUE TO CONTRACT
VALUE FOR THE GUARANTEED
INTEREST ACCOUNT	122,068	348,294
NET ASSETS AVAILABLE FOR BENEFITS	$49,282,112	$48,349,511

Western Industries Retirement Savings Plan Statement Of Changes In Net Assets
Available For Benefits
For The Year Ended December 31, 2006
ADDITIONS
Investment income:
Net appreciation in fair value of pooled separate accounts	$3,227,666
Net appreciation in fair value of mutual funds	42,396
Net appreciation in fair value of common stock	5,757
Interest income on participant loans	96,824
Interest income on guaranteed interest account	876,021
Dividend income on Rollins Inc. common stock	349
Total Investment Income	4,249,013
Contributions:
Employer	1,001,134
Participants	1,633,612
Total Contributions	2,634,746
Total Additions	6,883,759
DEDUCTIONS
Benefits paid to participants	5,887,931
Administrative expenses	63,227
Total Deductions	5,951,158
NET INCREASE	932,601
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	48,349,511
End of year	$49,282,112

The accompanying notes are an integral part of these financial statements.

Western Industries Retirement Savings Plan

Notes to Financial Statements

As of December 31, 2006 and 2005

1.	DESCRIPTION OF PLAN

The following description of the Western Industries Retirement Savings Plan (the “Plan”) is provided for general information purposes. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees of Western Industries - North, Inc. (the “Company” and the “Plan Sponsor”). Rollins, Inc. is the Company’s parent. The Plan was restated effective January 1, 2003, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

Employees are eligible to participate in the Plan following completion of one year of service in which at least 1,000 hours of work was completed and attainment of twenty-one years of age. Beginning July 1, 2006, the Plan provides for automatic enrollment for employees becoming eligible on or after July 1, 2006. For eligible employees who are automatically enrolled in the Plan, the Company shall make pre-tax contributions on their behalf equal to 3% of the eligible employee’s compensation into the Plan, unless the employee elects not to contribute to the Plan. The Plan’s default fund for participants automatically enrolled in the Plan is the Select Strategic Balanced Fund.

Contributions

Participants may elect to contribute up to 25% of eligible compensation as defined by the Plan, subject to a maximum of $15,000 in 2006. Eligible employees who have attained age 50 before the close of the Plan year are allowed to make “catch-up” contributions up to the maximum amount of $5,000. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollovers”). The Company matches each participant’s contribution equal to $0.50 for each $1.00 contributed, limited to the first 3% of the participant’s compensation contributed.

Western Industries Retirement Savings Plan

Notes to Financial Statements

As of December 31, 2006 and 2005

Discretionary contributions made by the Company under a profit sharing program are determined at the end of the year by the Company’s Board of Directors. Participants whose compensation is in excess of the Social Security taxable wage base receive an allocation equal to the greater of 5.7% or a percentage equal to the Social Security contribution rate in effect at the beginning of the Plan year of such excess compensation. The contributions remaining after making the allocation, if any, are allocated to all eligible participants based on the ratio of a participant’s compensation to the total compensation of all eligible participants, provided the participant has completed 1,000 hours of service during the Plan year and is an employee on the last day of the Plan year.

Additional discretionary Company contributions are determined at the end of the year by the Company’s Board of Directors. The Company can elect to provide an additional discretionary contribution up to three percent of a participant’s compensation. To be eligible for the additional discretionary contribution the participant must be actively employed on the last day of the Plan’s year and have completed 1,000 hours of service during the Plan year. An additional discretionary contribution of $800,454 was made for 2006.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers, the Company’s contribution, and earnings on the investments in their account. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company currently offers one mutual fund, one insurance contract, twelve pooled separate accounts and Rollins, Inc. common stock as investment options for participants. Participants may change their investment options on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

Participants may obtain loans from the Plan up to 50% of their vested account balance or $50,000, whichever is less, with a minimum of $1,000. Loans bear interest at the prime rate plus 1%, are collateralized by a participant’s account balance and may not exceed 5 years, or 30 years if used for the purchase of a residence. Loans are generally payable through payroll deductions and only one loan may be outstanding in a twelve month period.

Western Industries Retirement Savings Plan

Notes to Financial Statements

As of December 31, 2006 and 2005

Vesting

Participants are vested immediately in their contributions, plus actual earnings thereon. Upon normal retirement, disability, or death each participant is 100% vested in the Company’s contributions. Participants who leave the Company prior to seven years of continuous credited service receive a percentage of additional discretionary and profit sharing contributions based on the following schedule:

Percentage
Years of Credit Service	of Vesting

7 years or more	100%
Between 6 and 7 years	80
Between 5 and 6 years	60
Between 4 and 5 years	40
Between 3 and 4 years	20
Less than 3 years	-

A participant’s vested percentage in the Company match contributions is determined in accordance with the following schedule:

Percentage
Years of Credit Service	of Vesting

5 years or more	100%
Between 4 and 5 years	80
Between 3 and 4 years	60
Between 2 and 3 years	40
Between 1 and 2 years	20
Less than 1 year	-

Forfeitures

Forfeitures are created when participants terminate employment before becoming vested in the Company’s contributions. Forfeitures were $93,931 at December 31, 2006 and $62,264 at December 31, 2005. Forfeitures are used to reduce employer matching contributions to the Plan. Forfeitures of $140,768 were used in 2006 to reduce the Company match.

Western Industries Retirement Savings Plan

Notes to Financial Statements

As of December 31, 2006 and 2005

Payment of Benefits

Withdrawals of all or any part of vested contributions during employment are permitted only under hardship circumstances which are set forth in accordance with applicable sections of the Internal Revenue Code and approved by the Plan Administrator. Only two withdrawals of such contributions are allowed in any 12-month period. A participant who reaches age 59-1/2 can withdraw any portion of their vested account. Only one such withdrawal is allowed in any 12-month period.

Upon retirement, death, total and permanent disability, or termination for any reason, the participant, or their beneficiary, may receive the total value of their vested account in either a single lump-sum payment in cash, installments over a period of not more than a participant’s assumed life expectancy, in partial withdrawals, or in a joint and 100% survivor annuity. For participants who have attained age 70½, payments are made in accordance with minimum annual amounts as described in applicable sections of the Internal Revenue Code.

Administrative Expenses

Certain administrative expenses and investment transaction fees are paid by participants in the Plan. Administrative expenses are prorated either proportionally based on the value of the participant account balances or as an equal dollar amount based on the number of participants in the Plan. Transaction fees are charged directly to the specific participant. The Company pays certain other expenses of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in accordance with accounting principals generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements, and accompanying notes. Actual results could differ from those estimates.

Western Industries Retirement Savings Plan

Notes to Financial Statements

As of December 31, 2006 and 2005

Contributions

Employee contributions, and the related match, are considered payable to the Plan upon the withholding of such contributions from the participant’s paycheck.

Discretionary contributions determined at the end of the year are considered payable at the Plan’s year-end.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investments in mutual funds and common stock are stated at the quoted market prices on the last business day of the Plan year. Investments in pooled separate accounts are stated at unitized value which is based on the market value of the underlying mutual fund. The participant loans are valued at their outstanding balances, which approximate fair value. Securities transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes realized and unrealized gains and losses on those investments.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”), investment contracts held by defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Benefit Payments

Benefits are recorded when paid.

Western Industries Retirement Savings Plan

Notes to Financial Statements

As of December 31, 2006 and 2005

3.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 16, 2005 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4.	INVESTMENTS

Investments at December 31, 2006 and 2005 that represent 5% or more of the Plan’s net assets are as follows:

	2006	2005
Guaranteed Interest Account	$21,033,486	$21,258,008
MassMutual Select Mid Cap Growth Equity Fund	3,917,867	4,959,179
MassMutual Select Fundamental Value Fund	4,687,287	3,554,386
MassMutual Premier International Equity Fund	3,900,767	3,076,743
MassMutual Select Small Company Value Fund	2,425,153		*

* Investment is less than 5% of the Plan’s net assets

5.	GUARANTEED INTEREST ACCOUNTS

The Plan has benefit-responsive interest accounts with Massachusetts Mutual Life Insurance Company (“MassMutual”), which maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed interest account is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed interest account. Contract value, as reported to the Plan by MassMutual, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Western Industries Retirement Savings Plan

Notes to Financial Statements

As of December 31, 2006 and 2005

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield based on actual earnings and crediting interest rates were approximately 4.43% and 4.18% for 2006 and 2005. Fair Market Value of the guaranteed investment contracts was $21,033,486 and $21,258,008 for 2006 and 2005, respectively.

6.	PARTY-IN-INTEREST

The Plan’s investments include an investment account and pooled separate accounts managed by Massachusetts Mutual Life Insurance Company (“Mass Mutual”). Mass Mutual is the Custodian as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Effective for plan years ending after December 15, 2006, guaranteed interest accounts are to be valued at fair value on the statement of net assets. The following is a reconciliation of the investments in the guaranteed interest account per the financial statements to the Form 5500 at December 31, 2006 and 2005:

	2006	2005
Guaranteed interest account at fair value per the
financial statements	$21,033,486	$21,258,008
Adjustment from fair value to contract value for
guaranteed interest account	122,068	348,294
Guaranteed interest account at contract value per the
Form 5500	$21,155,554	$21,606,302

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006 and 2005:

	2006	2005
Net assets available for benefits per the financial statements	$49,282,112	$48,349,511
Less: participant contributions receivable at end of year	(800,455)	(867,563)
Plus: excess contributions at the end of year	10,857	45,818
Net Assets Available for Benefits Per the Form 5500	$48,492,514	$47,527,766

Western Industries Retirement Savings Plan

Notes to Financial Statements

As of December 31, 2006 and 2005

The following is a reconciliation of employer contributions per the financial statements to the Form 5500 for the year ended December 31, 2006:

	2006	2005
Employer contributions per the financial statements	$1,001,134	$—
Less: employer contributions receivable at end of year	(800,455)	—
Add: excess contributions at end of year	10,857	—
Add: employer contributions receivable at beginning of year	867,563	—
Less: excess contribution at beginning of year	(45,818)	—
Participant Contributions per the Form 5500	$1,033,281	$—

8.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Internal Revenue Code. In the event of Plan termination, participants become fully vested.

Supplemental Schedule

WESTERN INDUSTRIES
RETIREMENT SAVINGS PLAN

SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2006

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value

*	Massachusetts Mutual Life Insurance Company	Guaranteed Investment Account at 4.10%	$21,155,554
		Pooled Separate Accounts:
*	Massachusetts Mutual Life Insurance Company	Select Growth Equity Fund	1,379,634
*	Massachusetts Mutual Life Insurance Company	Premier Core Bond Fund	988,490
*	Massachusetts Mutual Life Insurance Company	Select Blue Chip Growth Fund	1,475,902
*	Massachusetts Mutual Life Insurance Company	Select Indexed Equity Fund	1,141,050
*	Massachusetts Mutual Life Insurance Company	Premier International Equity Fund	3,900,767
*	Massachusetts Mutual Life Insurance Company	Money Market	1,286
*	Massachusetts Mutual Life Insurance Company	Select Mid Cap Growth Equity Fund	3,917,867
*	Massachusetts Mutual Life Insurance Company	Select Aggressive Growth Fund	546,587
*	Massachusetts Mutual Life Insurance Company	Select Small Cap Growth Equity Fund	1,034,557
*	Massachusetts Mutual Life Insurance Company	Select Strategic Balanced Fund	1,701,504
*	Massachusetts Mutual Life Insurance Company	Select Fundamental Value Fund	4,687,287
*	Massachusetts Mutual Life Insurance Company	Select Small Company Value Fund	2,425,153
*	Massachusetts Mutual Life Insurance Company	Select Focused Value Fund	1,238,446
	Investors Bank & Trust	Cash	5,680
*	Legg Mason	Legg Mason Value Trust Fund	1,131,640
*	Rollins, Inc.	Common Stock	257,935
	Participant loans	Interest rates from 5% to 10.5%	1,425,828

			$48,415,167
	*Indicates a party-in-interest to the Plan

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

(Registrant)

Date: July 10, 2007        By: /s/SG PetouvisSG Petouvis

Director of Human Resources

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INDEX OF EXHIBITS

Exhibit Number

(23.1)	Consent of Windham Brannon, P.C., Independent Registered Public Accounting Firm.

16